Exhibit 99.2

OSTIN TECHNOLOGY GROUP CO., LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2024 AND 2023

(UNAUDITED)

OSTIN TECHNOLOGY GROUP CO., LTD.

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Condensed Consolidated Financial Statements

OSTIN TECHNOLOGY GROUP CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2024 AND SEPTEMBER 30, 2023

(IN U.S. DOLLARS, EXCEPT FOR NUMBER OF SHARES DATA)

	March 31, 2024	September 30, 2023

ASSETS
Current Assets
Cash and cash equivalents	$1,744,631	$854,518
Restricted cash	306,081	302,906
Accounts receivable, net of allowance for credit losses of $82,032 and $46,722, respectively	4,807,938	6,484,945
Inventories, net	11,122,152	14,418,925
Advances to suppliers, net	1,871,457	1,509,477
Tax receivables	614,227	646,565
Due from related parties	66,206	-
Prepaid expenses and other receivables	464,637	220,346
Total Current Assets	20,997,329	24,437,682
Property, plant and equipment, net	23,733,821	25,056,027
Land use rights, net	1,452,215	1,481,595
Intangible assets, net	4,694,198	4,978,082
Long-term investment	207,748	205,592
Right-of-use lease assets	87,986	141,772
Other long-term receivables	267,823	248,011
TOTAL ASSETS	$51,441,120	$56,548,761

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$5,310,619	$10,798,453
Convertible notes	511,030	-
Accrued expenses and other current liabilities	2,019,855	2,043,830
Advances from customers	339,343	648,359
Due to related parties	4,223,696	3,005,577
Current portion of long-term payable	532,426	-
Short-term borrowings	26,100,081	23,915,792
Operating lease liabilities – current	-	104,000
Deferred tax liability	15,558	15,396
Total Current Liabilities	39,052,608	40,531,407
Operating lease liabilities – non-current	-	12,895
Long-term borrowings	-	1,644,737
Long-term payables	725,175	271,590

TOTAL LIABILITIES	$39,777,783	$42,460,629

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A ordinary share, $0.0001 par value, 4,991,000,000 shares authorized, 14,806,250 and 14,006,250 shares issued and outstanding as of March 31, 2024 and September 30, 2023	1,481	1,401
Class B ordinary share, $0.0001 par value, 8,000,000 shares authorized, 2,000,000 and 0 shares issued and outstanding as of March 31, 2024 and September 30, 2023	200	-
Preference share, $0.0001 per value, 1,000,000 shares authorized, 0 shares issued and outstanding as of March 31, 2024 and September 30, 2023	-	-
Additional paid-in capital	24,235,939	23,256,219
Statutory reserves	1,497,772	1,497,771
Accumulated deficit	(13,107,089)	(8,465,867)
Accumulated other comprehensive loss	(2,343,787)	(2,331,612)
Total Equity Attributable to Ostin Technology Group Co., Ltd.	10,284,516	13,957,912
Equity attributable to non-controlling interests	1,378,821	130,220
Total Shareholders’ Equity	11,663,337	14,088,132
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$51,441,120	$56,548,761

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

OSTIN TECHNOLOGY GROUP CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND
COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED MARCH 31, 2024 AND 2023

(IN U.S. DOLLARS, EXCEPT SHARES DATA)

	For the six months ended
	March 31,
	2024	2023

Sales	$14,973,048	$34,295,114
Cost of sales	(14,082,663)	(33,603,125)
Gross profit	890,385	691,989

Operating expenses:
Selling and marketing expenses	(897,059)	(1,325,919)
General and administrative expenses	(2,900,993)	(3,175,731)
Research and development costs	(965,157)	(1,430,401)
Gain from disposal of property, plant and equipment	81,036	160,288
Total operating expenses	(4,682,173)	(5,771,763)

Operating income (loss)	(3,791,788)	(5,079,774)

Other income (expenses):
Interest income (expense), net	(1,102,464)	(544,923)
Other income (expenses), net	244,873	499,982
Total other income (expenses), net	(857,591)	(44,941)

Loss before income taxes	(4,649,379)	(5,124,715)
Income tax benefit / (provision)	-	108,189

Net loss	(4,649,379)	(5,016,526)
Net loss attributable to non-controlling interests	(8,158)	(27,324)
Net loss attributable to Ostin Technology Group Co., Ltd.	(4,641,221)	(4,989,202)

Net loss	(4,649,379)	(5,016,526)

Other comprehensive income (loss):
Foreign currency translation adjustment	56,198	(422,092)
Comprehensive loss	(4,593,181)	(5,438,618)
Comprehensive (loss) income attributable to non-controlling interests	60,215	(50,125)
Comprehensive loss attributable to Ostin Technology Group Co., Ltd.	(4,653,396)	(5,388,493)

Loss per share
Basic and diluted	$(0.29)	$(0.36)
Weighted average number of ordinary shares outstanding
Basic and diluted	15,844,501	14,006,250

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

OSTIN TECHNOLOGY GROUP CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED MARCH 31, 2024 AND SEPTEMBER 30, 2023

(IN U.S. DOLLARS, EXCEPT SHARES DATA)

	Class A Shares	Amount	Class B Shares	Amoun	Additional paid-in capital	Statutory reserves	Accumulated deficit	Accumulated other comprehensive income (loss)	Non- controlling interests	Total shareholders’ equity
Balance at September 30, 2023	14,006,250	$1,401	-	$-	$23,256,219	$1,497,771	$(8,465,867)	$(2,331,612)	$130,220	$14,088,132
Private placement	2800,000	280			979,720					980,000
Private placement			2,000,000	200						200
Shares repurchase	(2,000,000)	(200)								(200)
Capital contribution by Non- controlling interests									1,188,386	1,188,386
Foreign currency translation loss	-	-			-	-	-	(12,175)	68,373	56,198
Net loss	-	-			-	1	(4,641,222)	-	(8,158)	(4,649,379)

Balance at March 31, 2024	14,806,250	$1,481	2,000,000	$200	$24,235,939	$1,497,772	$(13,107,089)	$(2,343,787)	$1,378,821	$11,663,337

OSTIN TECHNOLOGY GROUP CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED MARCH 31, 2023 AND SEPTEMBER 30, 2022

(IN U.S. DOLLARS, EXCEPT SHARES DATA)

	Shares	Amount	Additional paid-in capital	Statutory reserves	Retained Earnings/ (Accumulated deficit)	Accumulated other comprehensive income (loss)	Non- controlling interests	Total shareholders’ equity
Balance at September 30, 2022	14,006,250	$1,401	$23,256,219	$1,496,314	$2,484,385	$(1,902,108)	$289,000	$25,625,211

Foreign currency translation loss	-	-	-	-	-	(399,291)	(22,801)	(422,092)
Net loss	-	-	-	1,223	(4,990,425)	-	(27,324)	(5,016,526)

Balance at March 31, 2023	14,006,250	$1,401	$23,256,219	$1,497,537	$(2,506,040)	$(2,301,399)	$238,875	$20,186,593

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

OSTIN TECHNOLOGY GROUP CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED MARCH 31, 2024 AND 2023

(IN U.S. DOLLARS)

	2024	2023
Cash Flows from Operating Activities:
Net loss	$(4,649,379)	$(5,016,526)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation expense	1,192,368	1,177,801
Amortization expense of land use rights	45,000	44,917
Amortization expense of intangible assets	440,000	213,300
Amortization expense of right-of-use assets	55,380	-
Bad debt expense for accounts receivable	35,310	53,535
Bad debt expense for advances to suppliers	47,813	150,547
Inventory provision	293,774	224,461
Deferred tax assets, net	-	7,534
Gain from disposal of property, plant and equipment	(81,036)	(160,288)
Imputed Interest
Changes in operating assets and liabilities:
Accounts receivable	1,650,754	1,766,078
Notes receivable	-	(2,922)
Inventories	3,160,822	(428,134)
Advances to suppliers	(394,634)	2,992,304
Prepaid expenses and other receivables	(118,225)	(390,761)
Other long-term receivables	(50,509)	106,439
Accounts payable	(5,090,871)	452,977
Accrued expenses and other current liabilities	(101,528)	(481,177)
Advances from customers	(316,423)	221,124
Income tax payable	106,281	(669,986)
Operating lease liability	(118,348)	-
Other long-term payables	-	(7,081)
Net cash provided by (used in) operating activities	(3,893,451)	254,142

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(615,635)	(4,934,633)
Proceeds from disposal of property, plant and equipment	455,532	366,216
Purchases of intangible assets	(103,276)	(326,018)
Net cash used in investing activities	(263,379)	(4,894,435)

Cash Flows from Financing Activities:
Proceeds from capital contribution	1,275,570
Proceeds from private placement	980,000	-
Proceeds in 2024 from the current portion of Long-term payable	532,426	-
Proceeds from long-term payable liability	450,737	286,694
Proceeds from short-term bank borrowings	9,963,366	13,354,166
Repayments on short-term bank borrowings	(8,992,007)	(10,620,547)
Proceeds from short-term borrowings from third party individuals	1,518,095	157,681
Repayments on short-term borrowings from third party individuals	(2,014,876)	(215,020)
Proceeds from related parties	5,466,903	1,583,980
Repayments on related parties	(4,478,878)	-
Proceeds from Convertible notes	500,000	-

Net cash provided by financing activities	5,201,336	4,546,954

Effect of changes in currency exchange rates	(151,218)	(771,380)

Net (decrease) increase in cash and cash equivalents	893,288	(864,719)
Cash, cash equivalents and restricted cash at the beginning of period	1,157,424	3,806,920
Cash and cash equivalents and restricted cash at the end of period	$2,050,712	$2,942,201

Reconciliation of cash, cash equivalents and restricted cash to the Consolidated Balance Sheets
Cash and cash equivalents	$1,744,631	$2,620,400
Restricted cash	306,081	321,801
Total cash, cash equivalents and restricted cash	$2,050,712	$2,942,201

Supplemental disclosures of cash flows information:
Cash paid for income taxes	$613	$100,880
Cash paid for interest	$1,560,507	$566,254

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

OSTIN TECHNOLOGY GROUP CO., LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Ostin Technology Group Co., Ltd. (“Ostin”) is a holding company incorporated on September 26, 2019 under the laws of the Cayman Islands. Ostin and its subsidiaries are collectively referred to as the “Company”. The Company engages in the business of designing, developing and manufacturing TFT-LCD modules and polarizers in a wide range of sizes and customized size according to the specifications of the customers utilizing automated production technique. The company currently operates one headquarter and three manufacturing facilities in China with an aggregate of 54,759 square meters – one factory is located in Jiangsu Province for the manufacture of display modules, one facility is in Sichuan Province for the manufacture of polarizers. The third manufacturing facilities is in Luzhou, Sichuan Province, for manufacture of display modules primarily to be used in devices in the education sector and commenced production in August 2020. The Company’s principal executive offices are located in Jiangsu Province, the People’s Republic of China (the “PRC” or “China”).

Reorganization

A reorganization of the Company’s legal structure was completed in June 2020. The reorganization involved (i) the incorporation of Ostin, a Cayman Islands company; Ostin Technology Holdings Limited (“Ostin BVI”), a British Virgin Islands company and a wholly owned subsidiary of Ostin; Ostin Technology Limited (“Ostin HK”), a Hong Kong company and a wholly owned subsidiary of Ostin BVI; and Nanjing Aosa Technology Development Co., Ltd. (“Nanjing Aosa”), a PRC limited liability company and a wholly owned subsidiary of Ostin HK; and (ii) the entry into a series of contractual arrangements (the “VIE Agreements”) by and between Nanjing Aosa and certain shareholders of Jiangsu Austin Optronics Technology Co., Ltd. (“Jiangsu Austin”) which was a PRC company limited by shares formed in December 2010 and has been the primary operating company of the Company in China. Ostin, Ostin BVI, Ostin HK, and Nanjing Aosa are all holding companies and have not commenced operations.

Prior to the reorganization, Mr. Tao Ling, Mr. Xiaohong Yin and 54 other shareholders (collectively and excluding Suhong Yuanda (as defined below), the “VIE Shareholders”) collectively owned 87.88% of the outstanding shares of Jiangsu Austin and Mr. Tao Ling, through Beijing Suhongyuanda Science and Technology Co., Ltd. (“Suhong Yuanda”) of which he was the sole shareholder, controlled 9.97% of the outstanding shares of Jiangsu Austin. On June 29, 2020, Mr. Tao Ling transferred his 100% equity interests in Suhong Yuanda to Nanjing Aosa. In June 2020, Nanjing Aosa entered into the VIE Agreements with the VIE Shareholders. After the reorganization, Ostin, through its subsidiary and the VIE arrangement, controlled an aggregate of 97.85% of the outstanding shares of Jiangsu Austin. The VIE Shareholders collectively owned 100% of the outstanding ordinary shares of Ostin, of which 39.99% and 9.51%, respectively, was owned by Mr. Tao Ling and Mr. Xiaohong Yin through their wholly owned holding companies.

Termination of the VIE Arrangements

In August 2021, shareholders of Jiangsu Austin entered into shares transfer agreements with the Company. Pursuant to the agreement, they agreed to transfer an aggregate of 39.97% of shares of Jiangsu Austin, which resulted in Nanjing Aosa, the Company’s WFOE, holding an aggregate of 97.85% of the shares of Jiangsu Austin following the completion of the share transfers. In February 2022, the Company fully terminated the VIE Arrangements and completed the reorganization of its corporate structure. As a result, the Company holds 97.85% of the issued and outstanding shares of Jiangsu Austin. Termination of the VIE agreement does not have impact on the Company’s consolidated financial position, results of operations and cash flows.

During the years presented in these consolidated financial statements, the control of the entities has never changed (always under the control of the Company). Accordingly, the combination has been treated as a corporate restructuring (“Reorganization”) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. The consolidation of Ostin and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

The following diagram illustrates the Company’s corporate structure, including its subsidiaries as of the six months ended March 31, 2024.

The condensed consolidated financial statements included herein are unaudited. The balance sheet at September 30, 2023 has been derived from the audited consolidated financial statements as of that date. In the opinion of management, the unaudited condensed consolidated interim financial statements include all normal recurring adjustments necessary for a fair statement of the financial position as of March 31, 2024 and the results of operations and comprehensive income (loss) for the six months ended March 31, 2024 and 2023 and cash flows for the six months ended March 31, 2024 and 2023. Certain information and footnote disclosures normally included in annual audited consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. The results of operations and comprehensive income (loss) for the six months ended March 31, 2024 and cash flows for the six months ended March 31, 2024 are not necessarily indicative of the results to be expected for the full year. The condensed consolidated financial statements included herein should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the year ended September 30, 2023.

On November 20, 2023, Beijing Suhongyuanda Technology Co., Ltd. entered into an equity transfer agreement with Shenzhen Ou Xun Electronics Co., Ltd. (“Ou Xun”), under which Suhong Yuanda agreed to transfer 500,000 shares of Jiangsu Austin Optoelectronics Technology Co., Ltd. to Ou Xun for a total consideration of RMB1.3 million (RMB2.6 per share). The agreement stipulates that following the equity transfer, Jiangsu Austin's distributable profits will be allocated in proportion to the shareholding. Ou Xun is required to pay the full amount by June 30, 2024; failure to do so will result in the return of 1% of the shares, with Ou Xun also required to assist in completing the necessary procedures. As of June 30, 2024, Ou Xun had not made the required payment, triggering the share return and cooperation provisions. Consequently, the Company believes Ou Xun is in breach of contract, rendering the contract legally unenforceable and thus terminated. As of August 23, 2024, Jiangsu Austin has not yet received the shares back from Shenzhen Ou Xun Electronics Co., Ltd., but expects to complete this process in the near future.

On January 9, 2024, Sichuan Ausheet Electronic Materials Co., Ltd. (“Sichuan Ausheet”) entered into an equity transfer agreement with Nanjing Aoni Investment Management Partnership (Limited Partnership), a related party (“Nanjing Aoni”). Pursuant to the equity transfer agreement, Sichuan Ausheet transferred RMB10 million equity of Sichuan Auniuxin Materials Co., Ltd. (“Auniuxin”) to Nanjing Aoni. Consequently, Sichuan Ausheet’s share of ownership in Sichuan Auniuxin Materials Co., Ltd. dropped to 28.57% and the related party, Nanjing Aoni, owns the remaining 71.43%. As of March 31, 2024, Nanjing Aoni has funded RMB8.3 million into Auniuxin. Despite the change in ownership percentage, Sichuan Ausheet still maintained full control over Auniuxin’s operation. Therefore, Auniuxin continues to be included in the consolidated financial statements of the group. Mr. Ling Tao, CEO, the ultimate controller of Ostin, is also a controlling shareholder with 68.27% ownership of Nanjing Aoni, who now owns 71.43% of Auniuxin.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Going Concern

As of March 31, 2024, the Company had current assets of $20,997,329 and current liabilities of $39,052,608. This means that the Company’s current liabilities exceeded its current assets, amounting to $18,055,279. Additionally, the Company incurred a net loss of $4,649,379 for the half year, resulting in an accumulated deficit of $ 13,107,089. This condition raises substantial doubt about the Company’s ability to continue as a going concern. Therefore, the Company may be unable to realize its assets and discharge its liabilities in normal course of business.

The Company meets its day-to-day working capital requirements through its bank facilities. Most of the bank borrowings as of March 31, 2024 that are repayable within the next 12 months are subject to renewal and the management is confident that these borrowings can be renewed upon expiration based on the Company’s past experience and credit history.

In order to strengthen the Company’s liquidity in the foreseeable future, the Company has taken the following measures: (i) Negotiating with banks in advance for renewal and obtaining new banking facilities; (ii) Diversifying financing channels includes but is not limited to methods such as equity financing, sale and leaseback; and (iii) Implementing various strategies to enhance sales and profitability.

The management has a reasonable expectation that the Company has adequate resources to continue in operational existence for 12 months from the filing date.

Basis of presentation and principles of consolidation

The accompanying condensed consolidated interim financial statements and related notes have been prepared in accordance with generally accepted accounting principles in the United Stated of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”). The condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company transactions and balances have been eliminated upon consolidation. In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair presentation of the Company’s financial position, its results of operations and its cash flows, as applicable, have been made. Interim results are not necessarily indicative of results to be expected for the full year. Accordingly, these statements should be read in conjunction with the Company’s audited financial statements and note thereto as of and for the years ended September 30, 2023 and 2022.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

Use of estimates

The preparation of the unaudited consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and the accompanying notes. Such estimates include, but are not limited to, allowances for doubtful accounts, inventory valuation, useful lives of property, plant and equipment, intangible assets, and income taxes related to realization of deferred tax assets and uncertain tax position. Actual results could differ from those estimates.

Foreign currency translation

The financial records of the Company’s subsidiaries in China are maintained in their local currencies which are Chinese Yuan (“RMB”). Monetary assets and liabilities denominated in currencies other than their local currencies are translated into local currencies at the rates of exchange in effect at the consolidated balance sheet dates. Transactions denominated in currencies other than their local currencies during the year are converted into local currencies at the applicable rates of exchange prevailing when the transactions occur. Transaction gains and losses are recorded in other income, net in the consolidated statements of income and comprehensive income.

The Company and its subsidiaries in British Virgin Islands and Hong Kong maintained their financial record using the United States dollar (“USD”) as the functional currency, while the subsidiaries of the Company in mainland China maintained their financial records using RMB as the functional currency. The reporting currency of the Company is USD. When translating local financial reports of the Company’s subsidiaries into USD, assets and liabilities are translated at the exchange rates at the consolidated balance sheet date, equity accounts are translated at historical exchange rates and revenue, expenses, gains and losses are translated at the average rate for the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the consolidated statements of income and comprehensive income.

The relevant exchange rates are listed below:

	March 31, 2024	September 30, 2023	March 31, 2023
Period ended RMB: USD exchange rate	7.2203	7.2960	6.8676
Period average RMB: USD exchange rate	7.2064	7.0533	6.9761

Cash and cash equivalents

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. The Company maintains most of the bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Restricted cash

Restricted cash is certain portion of bank deposit used for pledging or guarantee purpose.

Accounts receivable and allowance for credit losses Accounts receivable is recognized and carried at original invoiced amount less an estimated allowance for credit losses. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on an aging analysis basis. The provision is recorded against accounts receivable balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for credit losses after management has determined that the likelihood of collection is not probable.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is principally determined using the weighted-average method. The Company records adjustments to inventory for excess quantities, obsolescence or impairment when appropriate to reflect inventory at net realizable value. These adjustments are based upon a combination of factors including current sales volume, market conditions, lower of cost or market analysis and expected realizable value of the inventory.

Advances to suppliers

Advances to suppliers refer to advances for purchase of materials or other services, which are applied against accounts payable when the materials or services are received.

The Company reviews a supplier’s credit history and background information before advancing a payment. If the financial condition of its suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Company would write off such amount in the period when it is considered as impaired. The allowance for advances to suppliers recognized for the six months ended March 31, 2024 and 2023 were $47,813 and $150,547, respectively.

Advances from customers

Advances from customers refer to advances received from customers regarding product sales, for which revenue is recognized upon delivery.

Property, plant and equipment, net

Property, plant, and equipment are recorded at cost less accumulated depreciation. Depreciation commences upon placing the asset in usage and is recognized on a straight-line basis over the estimated useful lives of the assets with 5% of residual value, as follows:

Useful Lives
Buildings	20 years
Machinery and equipment	5-10 years
Transportation vehicles	4-5 years
Office equipment	3-5 years
Electronic equipment	3 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and other comprehensive income in other income or expenses.

Leasehold Improvement

Leasehold improvement projects refer to the renovation, refurbishment, or decoration of leased premises or assets with the aim of enhancing efficiency and value. Leasehold improvement assets are initially measured at cost upon acquisition and are amortized over their estimated useful lives, typically the lease term. Amortization expense is recognized using the straight-line method.

Construction in progress

Construction in progress refers to ongoing or partially completed projects that the company is engaged in, including land development, new building construction, remodeling and renovation projects, among others. Construction in progress is measured using the cost model. The cost of construction in progress includes direct labor costs, material costs, subcontractor expenses, and interest expenses directly related to the project. The cost model is based on actual incurred expenses and is continuously updated.

Upon completion of the construction in progress, the company will apply the applicable accounting standards and policies to amortize the asset based on its estimated useful life and estimated fair value. The method of amortization will be determined based on the nature of the project and the company’s accounting policies.

Land use rights, net

Under the PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or company. The government grants individuals and companies the right to use parcels of land for specified periods of time. These land use rights are sometimes referred to informally as “ownership.” Land use rights are stated at cost less accumulated amortization.

Rental period
Land use rights	20-50 years

Intangible assets, net

Intangible assets consist of software and patent purchased from other companies and capitalized software developed by the Company, which are recorded at cost less accumulated amortization. Intangible assets are amortized using the straight-line method with the following estimated useful lives:

Useful lives
Software	3 years
Patent	10 years

Capitalized software represents software that is developed or purchased by an entity that will be sold, leased, or marketed as a stand-alone product as well as a software that will be sold as part of another product or process. All costs of developing software prior to establishing its technological feasibility are research and development costs and are expensed as incurred. Technological feasibility is achieved when an entity has completed all planning, designing, coding, and testing activities necessary to establish that the software product can be produced to meet its design specifications, including functions, features, and technical performance requirements. As described in ASC 985-20-25-1, this can be achieved through the use of either (1) a detail program design, or (2) the combination of a product design and working model, which have been confirmed for completeness by testing. Costs of developing software after establishing technological feasibility are recorded capitalized software.

The capitalized costs of developing software that will be sold, leased, or marketed will be amortized separately for each software product. An entity will begin amortizing the capitalized costs of the software when the product first becomes available for general release to customers.

For the six months ended March 31, 2024, the Company purchased intangible assets from third parties.

Lease

From the Perspective as a Lessee

The Company has three operating leases for manufacturing facilities and offices with no option to renew and the Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. When each lease begins, the management evaluates factors such as the lease term, rental payment method, and transfer of control to determine whether it should be classified as an operating lease or finance lease. Effective October 1, 2019, the Company adopted the new lease accounting standard using a modified retrospective transition method which allowed the Company not to recast comparative periods presented in its consolidated financial statements. In addition, the Company elected the package of practical expedients, which allowed the Company to not reassess whether any existing contracts contain a lease, to not reassess historical lease classification as operating or finance leases, and to not reassess initial direct costs. The Company has not elected the practical expedient to use hindsight to determine the lease term for its leases at transition. The Company combines the lease and non-lease components in determining the ROU assets and related lease obligation. Adoption of this standard resulted in the recording of operating lease ROU assets and corresponding operating lease liabilities as disclosed in financial statements. For related leases before the adoption date October 1, 2019, ROU assets and related lease obligations are recognized at adoption date based on the present value of remaining lease payments over the lease term. For related leases after the adoption date, ROU assets and related lease obligations are recognized at commencement date based on the present value of remaining lease payments over the lease term.

From the Perspective as a Lessor

The Company leased a building to a third party for a period of 3 years starting in June 2021, without a purchase option at the end of the lease term. The Company classified this lease as an operating lease. As per ASC 842, the lease income is recognized on a monthly basis throughout the lease term, as the Company has provided the lessee with the right to use the building. The Company chose to exclude sales taxes and other similar taxes collected from the lessee from revenue. There is no option for lease renewal stated in the lease agreement, and any contract renewal would be based on negotiations prior to the expiration of the lease.

The Company also leased some equipment to third parties, without a purchase option at the end of the lease term, while lease term of those equipment leases is mostly from 3 to 6 months. The Company classified the leases as operating leases. As per ASC 842, the lease income is recognized on a monthly basis throughout the lease term, as the Company has provided the lessees with the right to use the equipment. The Company chose to exclude sales taxes and other similar taxes collected from the lessee from revenue. There is no option for lease renewal stated in the lease agreement, and any contract renewal would be based on negotiations prior to the expiration of the lease.

Long-term investment

Company’s long-term investment consists of equity investments without a readily determinable fair value.  Under ASC Topic 321, Accounting for Equity Securities and Equity Investment, a measurement alternative is allowed for equity securities without a readily determinable fair value. Under the measurement alternative, the investment is measured at cost minus impairment, if any, plus or minus changes results from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

Convertible notes

In August 2020, the FASB issued ASU 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging -Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. For share-settled convertible debt and convertible preferred stock, the if-converted method is typically used to account for diluted earnings per share. For public companies, the guidance is effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted. The company adopted this standard beginning October 1, 2023. Following the adoption of ASU 2020-06 Convertible notes are recorded and disclosed as convertible notes payable, net of unamortized discount.

Long-term payable

During the six months ended March 31, 2024, the Company has two transactions with two third-party for manufacturing facilities where the Company sold certain machinery located in China and subsequently leased the machinery back for 24 months. In these arrangements, the Company has no obligation to transferring the underlying asset to an unaffiliated third party or has a bargain purchase option at a price of RMB1 to buyback the underlying asset by the end of the lease term. All these machineries are currently being used by the Company for its production purpose. The Company determined that in these transactions, the control of the asset is not transferred for the following reasons: (1) under the circumstances of not paying the financial liabilities, the buyer-lessor has no call option on the asset; and (2) the seller-lessee has a call option on the asset, and a.) the option is exercisable at something other than fair value as of the exercise date, b.) no alternative assets are available that are substantially the same as the asset transferred.

The Company concluded these transactions were not qualified as sale-leaseback accounting and shall account as normal borrowings from third parties. For accounting purposes, the Company did not derecognize the transferred asset and accounts for any amounts received as a financial liability measured at amortized cost subsequent to initial recognition. The balances with these third-party lenders as of March 31, 2024 and September 30, 2023 are $983,163 and nil.

For the six months ended March 31, 2024 and 2023, the Company recognized interest expense of $8,116 and $5,992 on these loan payables, respectively.

Impairment of long-lived assets

The Company’s management reviews the carrying values of long-lived assets whenever events and circumstances, such as a significant decline in the asset’s market value, obsolescence or physical damage affecting the asset, significant adverse changes in the assets use, deterioration in the expected level of the assets performance, cash flows for maintaining the asset are higher than forecast, indicate that the net book value of an asset may not be recovered through expected future cash flows from its use and eventual disposition. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value.

There was no impairment charge recognized for long-lived assets for March 31, 2024 and 2023.

Fair value measurement

Fair value measurements and disclosures requires disclosure of the fair value of financial instruments held by the Company. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in inactive markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3 inputs to the valuation methodology use one or more unobservable inputs which are significant to the fair value measurement. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

For the Company’s financial instruments, including cash and cash equivalents, accounts receivable, other receivables, accounts payable, due to related parties, notes receivable, notes payable, and short-term borrowing, the carrying amounts approximate their fair values due to their short maturities as of March 31, 2024 and 2023.

Value-added tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. All of the Company’s products sold in the PRC are subject to a VAT on the gross sales price. The Company is subject a VAT rate of 13% effective on April 1, 2019. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products.

Revenue recognition

The Company generates its revenues mainly from sales of display modules and polarizers to third-party customers, who are mainly display manufacturers and end-brand customers. The Company follows Financial Accounting Standards Board (FASB) ASC 606 and accounting standards updates (“ASU”) 2014-09 for revenue recognition. On October 1, 2017, the Company has early adopted ASU 2014-09, which is a comprehensive new revenue recognition model that requires revenue to be recognized in a manner to depict the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. The Company considers revenue realized or realizable and earned when all the five following criteria are met: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company considers customer purchase orders to be the contracts with a customer. As part of its consideration of the contract, the Company evaluates certain factors including the customer’s ability to pay (or credit risk). For each contract, the Company considers the promise to transfer products, each of which is distinct, to be the identified performance obligations. The Company considers whether the nature of its promise is a performance obligation to provide the specified goods or services itself (that is, the entity is a principal) or to arrange for the other party to provide those goods or services (that is, the entity is an agent).

In determining the transaction price, the Company evaluates whether the price is subject to refund or adjustment to determine the net consideration to which the Company expects to be entitled. The Company offers customer warranty of six months to five years for defective products that is beyond contemplated defective rate mutually agreed in contract with customers. The Company analyzed historical refund claims for defective products and concluded that they have been immaterial.

Revenues are reported net of all VAT. As the Company’s standard payment terms are less than one year, the Company has elected the practical expedient under ASC 606-10-32-18 to not assess whether a contract has a significant financing component. The Company allocates the transaction price to each distinct product based on their relative standalone selling price.

Revenue is recognized when control of the product is transferred to the customer (i.e., when the Company’s performance obligation is satisfied at a point in time), which typically occurs at delivery. For international sales, the Company sells its products primarily under the free onboard (“FOB”) shipping point term. For sales under the FOB shipping point term, the Company recognizes revenues when products are delivered from Company to the designated shipping point. Prices are determined based on negotiations with the Company’s customers and are not subject to adjustment.

The Company also generates revenues from providing repair services. Revenues from repair service agreements are recognized at a point in time once the service is rendered to the customer. The Company considers whether the nature of its promise is a performance obligation to provide the specified goods or services itself (that is, the entity is a principal) or to arrange for the other party to provide those goods or services (that is, the entity is an agent).

The Company also generates revenues from providing research and development services. Revenues from research and development are mainly generated from video conferencing system development service. When the contract is awarded, the Company will develop the video conferencing system significantly customized to the needs of the customer. The duration of contracts ranges from nine months to twelve months. The Company develops the customized video conferencing system, which is combined output, to the customers. Therefore, each development contract is a single performance obligation under ASC 606-10-25-21. The Company considers whether the nature of its promise is a performance obligation to provide the specified goods or services itself (that is, the entity is a principal) or to arrange for the other party to provide those goods or services (that is, the entity is an agent).

The Company is not able to sell the research and development services to another customer due to the individual customization of each contract and the Company has an enforceable right to payment for performance completed to date, which meets the criteria of the performance obligation over time under ASC 606-10-25-29. For performance obligations satisfied over time, the Company recognizes revenue over time by using the output method to measure the progress toward complete satisfaction of a performance obligation. The Company used the milestones reached method specified in each contract to determine the extent of progress toward completion.

Government subsidies

Government subsidies refer to the financial assistance provided by the government to enterprises, either in the form of monetary or non-monetary assets, without charge. These subsidies can be categorized into two types: subsidies related to assets and subsidies related to revenue.

Subsidies related to assets: These subsidies are obtained by enterprises and used for the acquisition or formation of long-term assets. Typically, the terms and conditions of the subsidy require the enterprise to utilize the funds for the acquisition of long-term assets. In terms of accounting treatment, there are two options available: i) Recognition as deferred income: The subsidy related to assets can be recognized as deferred income, which is gradually recognized in the income statement as the assets are utilized. ii)Reduction of the carrying value of assets: The subsidy can also be used to reduce the carrying value of the long-term assets, reflecting their actual acquisition costs.

Subsidies related to revenue: These subsidies, which are distinct from those related to assets, are primarily aimed at compensating enterprises for expenses or losses that have already occurred or are expected to occur. Due to their shorter benefit period, they are typically recognized in the income statement or used to offset related costs when the conditions of the subsidy are met.

For the six months ended March 31, 2024 and 2023, the Company received government subsidies of $228,673 and $479,152, respectively. The grants were recorded as other income in the consolidated financial statements.

Research and development costs

Research and development activities are directed toward the development of new products as well as improvements in existing processes. These costs, which primarily include salaries, contract services and supplies, are expensed as incurred.

Shipping and handling costs

Shipping and handling costs are expensed when incurred and are included in selling and marketing expense. Shipping and handling costs were $149,786 and $288,767 for the six months ended March 31, 2024 and 2023, respectively.

Income taxes

The Company accounts for income taxes using the asset and liability method whereby it calculates deferred tax assets or liabilities for temporary differences between the tax basis of assets and liabilities and their reported amounts in the unaudited consolidated financial statements, net operating loss carry forwards and credits by applying enacted tax rates applicable to the fiscal years in which those temporary differences are expected to be reversed or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as non-current amounts.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

To the extent applicable, the Company records interest and penalties as other expense. All of the tax returns of the Company’s PRC subsidiaries remain subject to examination by PRC tax authorities for five years from the date of filing. The fiscal year for tax purpose in PRC is December 31.

The Company is not subject to U.S. tax laws and local state tax laws. The Company’s income and that of its related entities must be computed in accordance with Chinese and foreign tax laws, as applicable, and all of which may be changed in a manner that could adversely affect the amount of distributions to shareholders. There can be no assurance that Income Tax Laws of PRC will not be changed in a manner that adversely affects shareholders. In particular, any such change could increase the amount of tax payable by the Company, reducing the amount available to pay dividends to the holders of the Company’s ordinary shares.

Earnings per share

Earnings per share is calculated in accordance with ASC 260 Earnings per Share. Basic earnings (loss) per share is computed by dividing the net income attributable to shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is computed in accordance with the treasury stock method and based on the weighted average number of ordinary shares and dilutive ordinary share equivalents. Dilutive ordinary share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive. There were no dilutive ordinary share equivalents outstanding during the six months ended March 31, 2024 and 2023.

Significant risks and uncertainties

Exchange Rate Risks

The Company operates in PRC, which may give rise to significant foreign currency risks mainly from fluctuations and the degree of volatility of foreign exchange rates between the USD and the RMB.

Currency Convertibility Risks

Substantially all of the Company’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with other information such as suppliers’ invoices, shipping documents and signed contracts.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentration of credit risks consist primarily of cash and cash equivalents, restricted cash, accounts receivables, and notes receivable. The Company places its cash and cash equivalents, restricted cash, and note receivable in good credit quality financial institutions in Hong Kong and PRC. Concentration of credit risks with respect to accounts receivables is linked to the concentration of revenue. To manage credit risk, the Company performs ongoing credit evaluations of customers’ financial condition.

Interest Rate Risks

The Company is subject to interest rate risk. Although the Company’s interest-bearing loans carry fixed interest rates within the reporting period, the Company is still subject to the risk of adverse changes in the interest rates charged by the banks if and when these loans are refinanced.

Risks and Uncertainties

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current period presentation. These reclassifications had no impact on net earnings (loss) or and financial position.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates. Management periodically reviews new accounting standards that are issued.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. This amends guidelines on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities. For assets held at amortized cost basis, Topic 326 eliminates the probable initial recognition threshold in current U.S. GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For available-for-sale debt securities, credit losses should be measured in a manner similar to current U.S. GAAP, however Topic 326 will require that credit losses be presented as an allowance rather than as a write-down. ASU 2016-13 affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in this ASU will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. In November 2019, the FASB issued ASU No. 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, which amended the effective date of ASU 2016-13. The amendments in these ASUs are effective for the Company’s fiscal years, and interim periods within those fiscal years beginning April 1, 2022. The Company has adopted this guidance for the Company’s consolidated financial statements. The adoption of this policy has no material impact.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, as part of its Simplification Initiative to reduce the cost and complexity in accounting for income taxes. This standard removes certain exceptions related to the approach for intra period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also amends other aspects of the guidance to help simplify and promote consistent application of GAAP. The amendments in these ASUs are effective for the Company’s fiscal years, and interim periods within those fiscal years beginning October 1, 2022. The Company has adopted this guidance for the Company’s consolidated financial statements. The adoption of this guidance has no impact on the calculation of Company’s income taxes.

Other accounting standards that have been issued by the FASB or other standards-setting bodies are not expected to have a material effect on the Company’s financial position, result of operations or cash flows.

NOTE 3 – RESTRICTED CASH

Restricted cash as of March 31, 2024 and September 30, 2023 consisted of the following:

	March 31,	September 30,
	2024	2023

Pledge of bank deposit	$306,081	$302,906
Restricted cash	$306,081	$302,906

As of March 31, 2024 and September 30, 2023, restricted cash is certain portion of bank deposit used for pledging or guarantee purpose.

NOTE 4 – ACCOUNTS RECEIVABLE

Accounts receivable as of March 31, 2024 and September 30, 2023 consisted of the following:

	March 31,	September 30,
	2024	2023
	(Unaudited)
Accounts receivable, gross	$4,889,970	$6,531,667
Less: allowance for credit losses	(82,032)	(46,722)
Accounts receivable, net	$4,807,938	$6,484,945

The Company’s customers are, for the most part, end-brand customers or their system integrators and display panel manufacturers. The Company’s credit policy typically requires payment within 30 to 120 days, and payments on the vast majority of its sales have been collected within 60 days. The average accounts receivable turnover period was approximately 138 days and 40 days for the six months ended March 31, 2024 and the fiscal years ended September 30, 2023 respectively.

Below is an aged analysis of accounts receivables as of March 31, 2024, respectively.

	As of March 31, 2024
	Accounts receivable,	Allowance for credit	Accounts receivable,
	Gross	losses	Net
	(Unaudited)	(Unaudited)	(Unaudited)
Within 90 days	$3,526,922	$-	$3,526,922
91-180 days	605,879	-	605,879
181-365 days	108,973	(5,448)	103,525
Greater than 1 year	648,196	(76,584)	571,612
Accounts receivable, net	$4,889,970	$(82,032)	$4,807,938

Changes of allowance for credit losses for the six months ended March 31, 2024 and September 30, 2023 are as follows:

	As of	As of
	March 31,	September 30,
	2024	2023
	(Unaudited)
Beginning balance	$46,722	$33,184
Additional reserve through bad debt expense	35,310	13,538
Bad debt write-off
Ending balance	$82,032	$46,722

Bad debt expense for doubtful accounts receivables recorded by the Company for the six months ended March 31, 2024 was $35,310 and $13,538 was the additional bad debt expense for the year ended September 30, 2023 respectively.

NOTE 5 – INVENTORIES

Inventories as of March 31, 2024 and September 30, 2023 consisted of the following:

	March 31,	September 30,
	2024	2023
	(Unaudited)
Raw materials	$7,622,283	$9,016,981
Work in process	904	-
Finished goods	5,079,193	5,133,030
Goods in transit	159,493	1,714,861
Inventory provision	(1,739,721)	(1,445,947)
Total inventories, net	$11,122,152	$14,418,925

Goods in transit of $159,493 and $1,714,861 as of March 31, 2024 and September 30, 2023 refer to the inventory items that have been shipped out from the Company but yet to be received by the Company’s customers or the designated shipping points. For sales from domestic customers, control of the product is transferred to the customer upon delivery. For sales from international customers, the Company sells its products primarily under FOB shipping point term and control of the product is transferred upon delivery to the designated shipping point.

For the six months ended March 31, 2024 and 2023, the Company recorded an inventory provision of $293,774 and $224,461, respectively, presented in cost of sales in the Company’s statement of income and comprehensive income.

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment as of March 31, 2024, and September 30, 2023 consisted of the following:

	March 31,	September 30,
	2024	2023
	(Unaudited)
Buildings	$19,838,425	$20,258,258
Machinery and equipment	7,674,462	7,576,777
Electronic equipment	2,042,320	2,234,455
Transportation vehicles	341,468	337,925
Office equipment	294,822	283,972
Leasehold improvement	439,646	301,399
Construction in progress	1,696,062	1,654,405
Total property plant and equipment, at cost	32,327,205	32,647,191
Less: accumulated depreciation	(8,593,384)	(7,591,164)
Property, plant and equipment, net	$23,733,821	$25,056,027

Depreciation expense was $1,192,368 and $1,177,801 for the six months ended March 31, 2024 and 2023, respectively. For the six months ended March 31, 2024 and 2023, the Company recorded no impairment of property, plant and equipment.

For the six months ended March 31, 2024 and 2023, the Company purchased new property plant and equipment of $591,277 and $1,294,113, respectively. For the six months ended March 31, 2024 and 2023, the Company also spent approximately $24,359 and $3,640,520 for the construction in progress regarding building and equipment, respectively.

For the six months ended March 31, 2024, the Company disposed machinery, equipment and transportation vehicles with a net book value of $373,778 (cost of $635,843, accumulated depreciation of $262,065) and received cash from disposal of $455,532, causing a net disposal income of $81,036 included in operating income. For the six months ended March 31, 2023, the Company disposed machinery, equipment and transportation vehicles with a net book value of $205,928 (cost of $290,302, accumulated depreciation of $84,374) and received cash from disposal of $366,216, causing a net disposal income of $160,288 included in operating income. The disposal was related to cutting maintenance cost of idle machinery, equipment, and transportation, and thus improving the production efficiency after the disposal.

As of March 31, 2024 and September 30, 2023, the construction in progress assets were related to construction of manufacturing facilities for the Company.

As of March 31, 2024 and September 30, 2023, the Company pledged buildings to secure banking facilities granted to the Company. The carrying values of the pledged buildings to secure bank borrowings by the Company are shown in Note 13.

NOTE 7 – LAND USE RIGHTS, NET

Land use rights as of March 31, 2024 and September 30, 2023 consisted of the following:

	March 31,	September 30,
	2024	2023
	(Unaudited)
Land use rights, at cost	$1,752,534	$1,734,351
Less: accumulated amortization	(300,319)	(252,756)
Total land use rights, net	$1,452,215	$1,481,595

Amortization expense for land use rights were $45,000 and $44,917 for the six months ended March 31, 2024 and 2023 respectively. For the six months ended March 31, 2024 and 2023, the Company recorded no impairment for land use rights, nor pledged land use rights to secure bank loans.

Estimated future amortization expense for land use rights is as follows as of March 31, 2024:

12 months ended March 31,	Amortization expense

2025	$89,828
2026	89,828
2027	89,828
2028	89,828
2029	89,828
Thereafter	1,003,075
Total	$1,452,215

NOTE 8 – INTANGIBLE ASSETS, NET

Intangible assets, net as of March 31, 2024 and September 30, 2023 consisted of the following:

	March 31,	September 30,
	2024	2023
	(Unaudited)
Purchased software, cost	$962,789	$952,800
Purchased patent, cost	2,221,085	2,080,949
Capitalized software, cost	3,390,701	3,371,856
Total intangible assets, at cost	6,574,575	6,405,605
Less: accumulated amortization	(1,880,377)	(1,427,523)
Intangible assets, net	$4,694,198	$4,978,082

For the six months ended March 31, 2024, the Company purchased patent rights of $103,276 from third-party supplier, but did not purchase any software from third-party supplier or developed any new capitalized software. The increase in the amount of capitalized software compared to September 30, 2023, is due to the impact of exchange rate fluctuations.

Amortization expense for intangible assets were $440,000 and $213,300 for the he six months ended March 31, 2024 and 2023, respectively. The increase in the amortization amount of intangible assets in the current period is due to the capitalization of a software as of September 30, 2023. For the six months ended March 31, 2024 and March 31, 2023, the Company recorded no impairment of intangible asset, nor pledged intangible asset to secure bank loans.

Estimated future amortization expense for intangible assets is as follows as of March 31, 2024:

12 months ended March 31,	Amortization expense

2025	$878,306
2026	878,306
2027	878,306
2028	878,306
2029	878,306
Thereafter	302,668
Total	$4,694,198

NOTE 9 – LONG-TERM INVESTMENT

In July 2022, the Company made an investment in Nanjing Baituo Visual Technology Co., Ltd (“Nanjing Baituo”) by RMB1,500,000 ($223,881, exchange rate 6.7000)   with equity percentage of 15%. The Company has no significant influence in Nanjing Baituo’s operation as the Company does not dedicate any members on the Board of Directors of Nanjing Baituo or participate in its management and daily operation. As of March 31, 2024, the Company carried the investment at its cost in the amount of $207,748. Nanjing Baituo is principally engaged in the operation of software development in artificial intelligence and virtual reality and manufacturing in wearable smart devices. As of March 31, 2024, there has been no impairment of the long-term investment in Nanjing Baituo Company.

NOTE 10 – OTHER LONG-TERM RECEIVABLE

Other long-term receivable as of March 31, 2024 and September 30, 2023 consisted of the following:

	March 31,	September 30,
	2024	2023
	(Unaudited)
Other long-term receivables	$267,823	$248,011
Total	$267,823	$248,011

The long-term receivables mainly consist of performance guarantees for project investments and deposits for establishing online stores on various e-commerce platforms. As of March 31, 2024, these long-term receivables, with an age range of 3 to 5 years, are projected to be recovered upon conclusion of the project.

NOTE 11 – CONVERTIBLE NOTES

On January 19, 2024, the Company entered into a securities purchase agreement with Streeterville Capital, LLC, a Utah limited liability company relating to the issuance and sale of a senior unsecured convertible note in the principal amount of $550,000, at a purchase price of $500,000. The Note is convertible into ordinary shares, par value $0.0001 per share, of the Company.

On January 22, 2024, the Company completed its issuance and sale to the Buyer of the Note pursuant to the Securities Purchase Agreement. The gross proceeds from the sale of the Note were $500,000, prior to deducting transaction fees and estimated expenses.

The Note bears a simple interest at a rate of 7% per annum. All outstanding principal and accrued interest on the Note will become due and payable on January 22, 2025 (the “Maturity Date”), which is twelve (12) months after the purchase price of the Note is delivered by the Buyer to the Company. The Note includes an original issue discount of $40,000, along with $10,000 for the Buyer’s legal fees, accounting costs, due diligence, monitoring, and other transaction costs incurred in connection with the purchase and sale of the Note.

The Note has a redemption conversion price (the “Conversion Price”) equal to eighty percent (80%) of the lowest daily VWAP (the dollar volume-weighted average price for ordinary shares on the Nasdaq Capital Market) during the ten (10) consecutive trading days immediately preceding the conversion date or other date of determination, but not lower than US$0.1436 (or such lower amount as permitted, from time to time, by Nasdaq or other principal market) per ordinary share (the “Floor Price”). Beginning on the date that is six (6) months from the Purchase Price Date until the Outstanding Balance (each as defined in the Note) has been paid in full, the Buyer may convert the Note at its option into ordinary shares at the Conversion Price up to the Maximum Monthly Redemption Amount (as defined in the Note), provided that, in no event shall there be an Equity Conditions Failure Amount on the applicable Redemption Date (each as defined in the Note), and such failure is not waived in writing by the Buyer; or shall the Conversion Price be less than the Floor Price. The Company may, at its election, prepay all or any portion of the Outstanding Balance under the Note prior to the Maturity Date at a cash price equal to 120% of the portion of the Outstanding Balance to be prepaid.

Upon the occurrence of a Trigger Event (as defined in the Note), the Buyer shall have the right to increase the balance of the Note by 15% for Major Trigger Event (as defined in the Note) and 5% for Minor Trigger Event (as defined in the Note), which are at 25% in the aggregate. In addition, the Note provides that upon the occurrence of an Event of Default (as defined in the Note), the interest rate shall accrue on the Outstanding Balance at the rate equal to the lesser of 22% per annum or the maximum rate permitted under applicable law.  As of March 31, 2024, the Company has not experienced any events triggering the provisions. During this reporting period, the company has been experiencing losses. Including the converted common shares in the diluted earnings per share calculation would reduce the loss per share, resulting in an anti-dilutive effect. Therefore, the converted common shares have not been considered in the calculation of diluted earnings per share.

The amortized cost of the convertible notes as of March 31, 2024 and September 30, 2023 consisted of the following:

	March 31,	September 30,
	2024	2023
	(Unaudited)	-
Convertible Notes- Issued in Jan, 2024	$550,000	$-
Less debt discount and debt issuance cost	38,970	-
	511,030	-
Less current portion of convertible notes payable	511,030	-
Long-term convertible notes payable	$-	$-

During the six months ended March 31, 2024 and 2023, the Company recognized interest expense on convertible notes payable of $9,625 and nil, and amortization of debt discount, included in interest expense of $11,030 and nil, respectively.

On June 24, 2024, the Company repaid the convertible promissory note dated January 19, 2024 in full, and the investor released the Company from any and all obligations and liabilities under the note. As a result, the note was deemed paid in full, canceled and of no further force or effect.

NOTE 12 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities as of March 31, 2024 and September 30, 2023 consisted of the following:

	March 31,	September 30,
	2024	2023
	(Unaudited)
Deferred government subsidies	$885,209	$910,709
Tax payable	120,439	54,174
Wages Payable	137,705	105,079
Interest payable	85,557	304,222
Other payables and accruals	790,945	669,646
Total	$2,019,855	$2,043,830

Deferred government subsidies were government subsidies the Company received from the local governments related to certain assets that will be amortized in the depreciated periods of the assets.

NOTE 13 – BORROWINGS

Borrowings as of March 31, 2024 and September 30, 2023 consisted of the following:

	March 31,	September 30,
	2024	2023
	(Unaudited)
Short-term bank loans	$18,835,782	$16,036,184
Short-term loans from third-party individuals and entities*	7,264,299	7,879,608
Total	$26,100,081	$23,915,792

*

As of March 31, 2024, the third-party loan balance includes a short-term loan of $387,796 from Chengdu Airport Factoring Company, with another third party, Chengdu Juyuan Company, providing a guarantee for the loan. Per the agreement among all parties, Jiangsu Austin has pledged its investment of $8.31 million, representing a 50% equity stake in Sichuan Ausheet, to secure the guarantee provided by Chengdu Juyuan Company. The equity pledge remains in effect as long as Sichuan Ausheet has an outstanding loan balance owed to Chengdu Airport Factoring Company. Upon repayment of the loan, Jiangsu Austin retains the right to dispose of the 50% pledged equity. There was no outstanding balance of the loan with Chengdu Airport Factoring Company as of September 30, 2023, hence no pledge at the time for this loan.

Short-term bank loans as of March 31, 2024 consisted of the following:

Bank Name	Amount - RMB	Amount - USD	Issuance Date	Expiration Date	Interest
Bank of Nanjing*	19,000,000	2,631,470	7/21/2023	7/1/2024	3.70%
Bank of Nanjing*	1,000,000	138,498	7/21/2023	7/1/2024	3.70%
Bank of China*	4,000,000	553,994	7/27/2023	7/25/2024	3.42%
Bank of China*	4,000,000	553,994	7/26/2023	7/24/2024	3.42%
Bank of Ningbo*	10,000,000	1,384,984	6/21/2023	6/20/2024	4.55%
Bank of Jiangsu*	5,000,000	692,492	8/15/2023	8/14/2024	4.05%
Bank of Jiangsu*	3,000,000	415,495	8/15/2023	8/14/2024	4.05%
Bank of Bei Jing*	10,000,000	1,384,984	4/28/2023	4/27/2024	3.65%
Bank of Communication	6,000,000	830,990	11/24/2023	11/23/2024	4.35%
Postal Savings Bank of China*	20,000,000	2,769,968	1/2/2024	12/31/2024	3.45%
Bank of Communication*	9,000,000	1,246,486	6/29/2023	6/28/2024	3.70%
Bank of China*	3,000,000	415,495	1/23/2024	6/30/2024	3.05%
Bank of Cheng Du	5,000,000	692,492	7/25/2023	7/24/2024	5.65%
Bank of China	10,000,000	1,384,984	8/21/2023	8/21/2024	5.55%
Chengdu Rural Commercial Bank	10,000,000	1,384,984	12/22/2023	12/21/2024	3.55%
China Construction Bank	5,000,000	692,492	3/11/2024	3/10/2025	3.95%
Bank of Zijin Rural Commercial***	2,000,000	276,997	3/29/2023	3/28/2025	4.35%
Bank of Zijin Rural Commercial**	4,750,000	657,867	3/3/2023	3/3/2025	4.35%
Bank of Zijin Rural Commercial**	5,250,000	727,116	1/31/2023	1/20/2025	4.35%
Total	136,000,000	$18,835,782

*

As of March 31, 2024 a total of $13,018,850 short-term loans were guaranteed by, or pledged by the personal assets owned by the Company’s major shareholder, Mr. Tao Ling and his immediate family members. No guarantee-fee was charged by Mr. Tao Ling and his immediate family members for the guarantees for the six months ended March 31, 2024.

**	As of March 31, 2024, a total of $1,384,984 long-term bank loans were guaranteed by, or pledged by the personal assets owned by the Company’s major shareholder, Mr. Tao Ling and his immediate family members. No guarantee-fee was charged by Mr. Tao Ling and his immediate family members for the guarantees for the six months ended March 31, 2024.
***	As of March 31, 2024, a total of $276,997 bank loans were obtained through pledging a fixed certificate of deposit worth $306,081, of which $306,081 is included in the restricted cash.

For the six months ended March 31, 2024 and 2023, interest expense on short-term bank borrowings amounted to $537,018 and $566,254, respectively.

Short-term bank loans as of September 30, 2023 consisted of the following:

Bank Name	Amount - RMB	Amount - USD	Issuance Date	Expiration Date	Interest
Bank of Nanjing*	19,000,000	2,604,167	7/21/2023	7/1/2024	3.70%
Bank of Nanjing*	1,000,000	137,061	7/21/2023	7/1/2024	3.70%
Bank of China*	4,000,000	548,246	7/27/2023	7/25/2024	3.42%
Bank of China*	2,000,000	274,123	7/27/2023	2/26/2024	3.42%
Bank of China*	4,000,000	548,246	7/26/2023	7/25/2024	3.42%
Bank of Ningbo	10,000,000	1,370,613	6/21/2023	6/15/2024	4.55%
Bank of Jiangsu	5,000,000	685,307	8/15/2023	8/14/2024	4.05%
Bank of Jiangsu	3,000,000	411,184	8/15/2023	8/13/2024	4.05%
Agricultural Bank of China	10,000,000	1,370,614	11/9/2022	11/1/2023	3.65%
Bank of Beijing	10,000,000	1,370,614	4/28/2023	4/27/2024	3.65%
Bank of Nanjing*	5,000,000	685,307	5/17/2023	11/14/2023	3.80%
Bank of Communications	9,000,000	1,233,553	6/29/2023	6/28/2024	3.70%
Bank of China*	10,000,000	1,370,614	6/29/2023	1/28/2024	3.65%
Agricultural Bank of China*	10,000,000	1,370,614	1/1/2023	1/1/2024	3.65%
Bank of Chengdu*	5,000,000	685,307	7/25/2023	7/24/2024	5.65%
Bank of China*	10,000,000	1,370,614	8/21/2023	8/21/2024	5.55%
Total	117,000,000	$16,036,184

*	As of September 30, 2023, a total of $9,594,299 short term bank loans were guaranteed by, or pledged by the personal assets owned by, the Company’s major shareholder, Mr. Tao Ling and his immediate family members. No guarantee-fee was charged by Mr. Tao Ling and his immediate family members for the guarantees for the fiscal year ended September 30, 2023.

Short-term borrowings also include loans from various individuals that are unsecured, due on demand, and bear interest of 4.42%. The total amount of these loans was $7,264,299 and $7,879,608 as of March 31, 2024 and September 30, 2023, respectively. The Company recorded interest expense of $568,495 and $121,498 for the six months ended March 31, 2024 and 2023, respectively.

Long-term borrowings as of March 31, 2024 and September 30, 2023 consisted of the following:

	March 31, 2024	September 30, 2023
Long-term bank loans	$-	$1,644,737
Total	$-	$1,644,737

For the six months ended March 31, 2024 and 2023, interest expense on all long-term borrowings amounted to nil and 7,491, respectively.

Long-term bank loans as of September 30, 2023 consisted of the following:

Bank Name	Amount - RMB	Amount - USD	Issuance Date	Expiration Date	Interest
Bank of Zijin Rural Commercial*	2,000,000	274,123	3/29/2023	3/28/2025	4.35%
Bank of Zijin Rural Commercial**	4,750,000	651,042	3/3/2023	3/3/2025	4.35%
Bank of Zijin Rural Commercial**	5,250,000	719,572	1/31/2023	1/20/2025	4.35%
Total	12,000,000	$1,644,737

*	As of September 30, 2023, a total of $274,123 bank loans were obtained through pledging a fixed certificate of deposit worth $302,906, of which $302,906 is included in the restricted cash.

**	As of September 30, 2023, a total of $1,370,614 long term bank loans were guaranteed by, or pledged by the personal assets owned by, the Company’s major shareholder, Mr. Tao Ling and his immediate family members. No guarantee-fee was charged by Mr. Tao Ling and his immediate family members for the guarantees for the fiscal year ended September 30, 2023.

The Company’s bank loans are guaranteed by the Company’s major shareholder, Mr. Tao Ling and his immediate family members, third-party individuals, and third-party companies. See Note 16 – Related Party Transactions for more information on guaranty provided by Mr. Tao Ling and his immediate family members. Certain Company’s assets were also pledged to secure the banks loans. The details of the pledges of assets are as follows:

	March 31,	September 30,
	2024	2023
	(Unaudited)
Buildings, net	$819,422	$845,878
Bank deposit	306,081	302,906
Total	$1,125,503	$1,148,784

NOTE 14 – Long-term payables

The company has entered into a contract with a third-party construction company for the construction of a factory building. As of July 2023, the construction of the factory building has been completed and is in the expected usable state. According to the terms of the contract, 3% of the total contract price will be withheld as a quality guarantee deposit for the factory building, which will be paid to the supplier after a period of 2 years if the building has no quality issues. This matter constitutes a long-term payable.

During the six months ended March 31, 2024, the Company has two transactions with two third-party for manufacturing facilities where the Company sold certain machinery located in China and subsequently leased the machinery back for 24 months. In these arrangements, the Company has no obligation to transferring the underlying asset to an unaffiliated third party or has a bargain purchase option at a price of RMB1 to buyback the underlying asset by the end of the lease term. The Company concluded these transactions were not qualified as sale-leaseback accounting and shall account as normal borrowings from third parties. For accounting purposes, the Company did not derecognize the transferred asset and accounts for any amounts received as a financial liability measured at amortized cost subsequent to initial recognition. The balances with these third-party lenders as of March 31, 2024 is $983,163.

Long-term borrowings as of September 30, 2024 and September 30, 2023 consisted of the following:

	March 31,	September 30,
	2024	2023
	(Unaudited)
Long- term payable (from guarantee deposit)	$274,438	$271,590
Long- term payable (from financial lease )	1,080,128	-
Less unrecognized financing expense	96,965	-
	1,257,601	271,590
Less current portion of long-term payable	532,426	-
	$725,175	$271,590

NOTE 15 – CUSTOMER AND SUPPLIER CONCENTRATIONS

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenues and purchases, respectively.

For the six months ended March 31, 2024, the Company had two significant customers which accounted for 32.7% and 10.6% of the Company’s total revenue, respectively. As of March 31, 2024, the Company had accounts receivable balances from five customers which accounted for 30.8%, 14.2%,12.6%,12.2% and 12.0% of the Company’s total accounts receivable balance.

For the six months ended March 31, 2023, the Company had two significant customers which accounted for 45.6% and 23.1% of the Company’s total revenue, respectively. As of March 31, 2023, the Company had accounts receivable balances from one customer which accounted for 48.2% of the Company’s total accounts receivable balance.

The loss of any of the Company’s significant customer or the failure to attract new customers could have a material adverse effect on the Company’s business, consolidated results of operations and financial condition.

For the six months ended March 31, 2024, two suppliers accounted for 42.4% and 16.1% of the Company’s total purchase of raw materials, respectively. As of March 31, 2024, the Company had accounts payable balance to two suppliers which accounted for 34.3% and 11.5% of the Company’s total accounts payable balance.

For the six months ended March 31, 2023, two suppliers accounted for 42.2% and 12.2% of the Company’s total purchase of raw materials, respectively. As of March 31, 2023, the Company had accounts payable balance to one supplier which accounted for 80.5% of the Company’s total accounts payable balance.

The loss of any of the Company’s significant supplier or the failure to purchase key raw material could have a material adverse effect on our business, consolidated results of operations and financial condition.

NOTE 16 – RELATED PARTY TRANSACTIONS

1)	Nature of relationships with related parties:

Name	Relationship with the Company
Tao Ling	Principal shareholder, Chief Executive Officer and Chairman of the Company
Xiaohong Yin	Principal shareholder and director of the Company
Bozhen Gong	Immediate family member of Tao Ling
Yun Tan	Immediate family member of Tao Ling
Rongxin Ling	Immediate family member of Tao Ling
Peizhen Zhang	Immediate family member of Tao Ling
Ying Ling	Immediate family member of Tao Ling
Jing Ling	Immediate family member of Tao Ling
Nanjing Shun yi Jing Electric Technology Co., Ltd.	Principal shareholder is immediate family member of Tao Ling
Luzhou Nachuan Investment Limited	An entity which owns 5% equity interest of Luzhou Aozhi
Midea International Co., Ltd*	Principal shareholder of the company
Nanjing Aoni Investment Management Partnership (Limited Partnership) **	An entity which owns 71.43% equity interest of Auniuxin

*	Midea International Co., Ltd became a new related party in January 2024 through a private placement issuance
**	Nanjing Aoni Investment Management Partnership (Limited Partnership) became a new related party in January 2024 through its investment in Auniuxin.

2)	Related party borrowings

For the six months ended March 31, 2024, the Company’s related parties provided working capital to support the Company’s operations when needed. The borrowings were unsecured, due on demand, and interest free. The following table summarizes borrowing transactions with the Company’s related parties:

	Borrowing/	Payment/
	Collecting	Lending
Name of Related Parties	Amount	Amount
Tao Ling	$416,297	$416,297
Xiaohong Yin	1,706,816	2,092,403
Rongxin Ling	208,148	-
Peizhen Zhang	152,642	-
Bozhen Gong	83,259	-
Ying Ling	83,259	-
Jing Ling	194,272	55,506
Yun Tan	-	180,395
Nanjing Shun yi Jing Electric Technology Co., Ltd.	763,210	126,277
Midea International Co., Ltd	1,859,000	1,608,000
Total	$5,466,903	$4,478,878

For the six months ended March 31, 2024, a total of $13,018,850 bank loans were guaranteed by, or pledged by the personal assets owned by, the Company’s major shareholder, Mr. Tao Ling and his immediate family members. No guarantee fee was charged by Mr. Tao Ling and his immediate family members for the guarantees for the six months ended March 31, 2024.

For the six months ended March 31, 2023 the Company’s related parties provided working capital to support the Company’s operations when needed. The borrowings were unsecured, due on demand, and interest free. The following table summarizes borrowing transactions with the Company’s related parties:

	Borrowing/	Payment/
	Collecting	Lending
Name of Related Parties	Amount	Amount
Tao Ling	$394,203	$143,347
Xiaohong Yin	1,799,173	236,694
Bozhen Gong	71,673	301,028
Total	$2,265,049	$681,069

For the six months ended March 31, 2023, a total of $5,387,616 bank loans were guaranteed by, or pledged by the personal assets owned by, the Company’s major shareholder, Mr. Tao Ling and his immediate family members. No guarantee fee was charged by Mr. Tao Ling and his immediate family members for the guarantees for the six months ended March 31, 2023.

3)	Related party transactions

	Sales	Sales
Name of Related Parties	March 31, 2024	March 31, 2023
Midea International Co., Ltd	66,206	-
Total	$66,206	$-

On January 9, 2024, Sichuan Ausheet entered into an equity transfer agreement with Nanjing Aoni, a related party. Pursuant to the equity transfer agreement, Sichuan Ausheet transferred RMB10 million equity of Auniuxin to Nanjing Aoni, resulting in Nanjing Aoni owning the 71.43% of Auniuxin. As of March 31, 2024, Nanjing Aoni has funded RMB8.3 million into Auniuxin. Mr. Ling Tao, CEO, the ultimate controller of Ostin, is also a controlling shareholder with 68.27% ownership of Nanjing Aoni.

4)	Related party balances

Outstanding balances with related parties consisted of the following as of March 31, 2024 and September 30, 2023:

Accounts	Name of Related Parties	March 31, 2024	September 30, 2023
Due from related parties	Midea International Co., Ltd	66,206	-
Total due from related parties		$66,206	$-

Accounts	Name of Related Parties	March 31, 2024	September 30, 2023
Due to related parties	Xiaohong Yin	$1,343,434	$1,710,347
Due to related parties	Bozhen Gong	152,348	68,531
Due to related parties	Yun Tan	-	178,180
Due to related parties	Rongxin Ling	346,246	137,061
Due to related parties	Peizhen Zhang	263,147	109,649
Due to related parties	Ying Ling	221,597	137,061
Due to related parties	Jing Ling	138,498	-
Due to related parties	Nanjing Shun yi Jing Electric Technology Co., Ltd.	1,307,425	664,748
Due to related parties	Midea International Co., Ltd	451,000	-
Total due to related parties		$4,223,696	$3,005,577

NOTE 17 – STOCKHOLDERS’ EQUITY

Ordinary Shares

Based on the shareholder meeting held on March 28, 2024, the company decided to adjust its authorized share capital from 500,000,000 shares at $0.0001 per share to 5,000,000,000 shares at $0.0001 per share. This adjustment includes 4,991,000,000 Class A ordinary shares, 8,000,000 Class B ordinary shares, and 1,000,000 preference shares.

Additionally, the company re-designated 16,806,250 issued ordinary shares with a par value of US$0.0001 each into 16,806,250 Class A ordinary shares with the same par value. Furthermore, the company issued 2,000,000 Class B Ordinary Shares and utilized the proceeds to repurchase 2,000,000 Class A Ordinary Shares held by SHYD Investment Management Limited, at a repurchase amount equivalent to the aggregate par value of $200. Upon completion of the repurchase, these 2,000,000 Class A Ordinary Shares were canceled. Following the repurchase and issuance of Class B Ordinary Shares, the company’s total issued share capital remained unchanged, and the authorized share capital was not reduced. There are currently 16,806,250 issued and outstanding ordinary shares, including 14,806,250 Class A ordinary shares and 2,000,000 Class B ordinary shares. Mr. Tao Ling holds 12.89% of the Class A ordinary shares and 100% of the Class B ordinary shares through his wholly owned holding company, while Mr. Xiaohong Yin holds 6.5% of the Class A ordinary shares through his wholly owned holding company. A Class A Ordinary Share shall (in respect of such Class A Ordinary Share) have one vote for every Class A Ordinary Share of which he is the holder. A Class B Ordinary Share shall (in respect of such Class B Ordinary Share) have 20 votes for every Class B Ordinary Share of which he is the holder. No Dividends or other distributions shall be payable on the Class B Ordinary Shares.

Private placement

On January 31, 2024, the company entered into a Subscription Agreement for a private placement with MIDEA INTERNATIONAL CO., LIMITED. Pursuant to the Subscription Agreement, the company agreed to issue and sell 2,800,000 unregistered ordinary shares at a purchase price of US$0.35 per share. The issuance of these unregistered ordinary shares is exempt from registration, and the Purchaser is subject to certain lock-up arrangements for a period of forty-five (45) days. The company received US$980,000 in proceeds from the private placement unregistered of ordinary shares. The financing closed on February 7, 2024.

On March 28, 2024, according to the resolution of the shareholders’ meeting, the company issued 2 million Class B ordinary shares to SHYD Investment Management Limited at an issuance price of $0.0001 per share. No Dividends or other distributions shall be payable on the Class B Ordinary Shares.

Dividends

Dividends declared by the Company are based on the distributable profits as reported in its statutory financial statements reported in accordance with PRC GAAP, which may differ from the results of operations reflected in the consolidated financial statements prepared in accordance with US GAAP. The Company’s ability to pay dividends is primarily from cash received from its operating activities in the PRC. No dividends were declared or paid by the Company for the six months ended March 31, 2024 and 2023.

Statutory Reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory reserve and the discretionary reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary reserve are made at the discretion of the Board of Directors of each of the Company PRC subsidiaries. The reserved amounts as determined pursuant to PRC statutory laws totaled $1,497,772 and $1,497,771 as of March 31, 2024 and September 30, 2023, respectively.

Under PRC laws and regulations, paid-in capital and statutory reserves are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company, and are not distributable other than upon liquidation. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor allowed for distribution except under liquidation.

Non-controlling Interests

Non-controlling interests represent the interest of non-controlling shareholders in the Company’s subsidiaries based on their proportionate interests in the equity of that company adjusted for its proportionate share of income or losses from operations. The non-controlling interests were $1,378,821 and $130,220 as of March 31, 2024 and September 30, 2023, respectively.

NOTE 18 – OTHER INCOME (EXPENSES), NET

Other income (expenses), net for the six months ended March 31, 2024 and March 31, 2023 consisted of the following:

	For the six months
	March 31,
	2024	2023
	(Unaudited)	(Unaudited)
Government subsidies*	$228,673	$479,152
Other miscellaneous non-business income (loss)	16,200	20,830
Total other income (expenses), net	$244,873	$499,982

*	Government subsidies as the compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related cost are recognized in profit or loss in the period in which they become receivable. Government subsidies as the support for certain assets were recorded in deferred government subsidies and are amortized in the future periods. For six months ended March 31, 2024 and 2023, the Company recorded government subsidies of $228,673 and $479,152 respectively.

NOTE 19 – LEASE

From the Perspective as a Lessee

The company entered into lease agreements for production, manufacturing, and office space in September 2017 and November 2022, respectively, with lease durations ranging from 2 to 3 years. These lease contracts provide the necessary production and office spaces for the company to support its business operations. The lease contracts for manufacturing facilities and offices do not have options for renewal, and there are no significant residual value guarantees or significant restrictive covenants included in the lease agreements.

In determining whether a contract contained a lease, we determined whether an arrangement was or included a lease at contract inception. Operating lease right-of-use asset and liability were recognized at commencement date and initially measured based on the present value of lease payments over the defined lease term.

When determining the discount rate, we consider the average interest rate (4.35%) of our two-year loans and calculate the present value of lease payments based on the information provided by the contract start date. The amortization expense of the Right-of-Use (ROU) asset is recognized on a straight-line basis over the lease term.

As of March 31, 2024 and September 30, 2023, the balances of ROU assets and liabilities, along with other information, are presented in the following table:

	March 31, 2024	September 30, 2023
Assets
Operating leases	$87,986	$141,772
Total right-of-use asset	$87,986	$141,772

	March 31, 2024	September 30, 2023
Liabilities
Operating leases	$-	$(116,895)
Lease Liability-current	-	(104,000)
Lease Liability-Non current	-	(12,895
Total lease liability	$-	$(116,895)

As of March 31, 2024, and September 30, 2023, the total cash payments for operating leases amounted to $119,640 and nil, respectively, with $118,248 and nil allocated to principal payments and $1,292 and nil allocated to interest payments.

The Company reviews its ROU assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. No impairment loss on ROU assets was recorded as of March 31, 2024 and September 30, 2023.

From the Perspective as a Lessor

The company leased a building to a third party for a period of 3 years starting in June 2021, without a purchase option at the end of the lease term. The company classified this lease as an operating lease. As per ASC 842, the lease income is recognized on a monthly basis throughout the lease term, as the company has provided the lessee with the right to use the building. The company chose to exclude sales taxes and other similar taxes collected from the lessee from revenue. There is no option for lease renewal stated in the lease agreement, and any contract renewal would be based on negotiations prior to the expiration of the lease. This lease agreement expires on December 31, 2023.

NOTE 20 – INCOME TAXES

Enterprise Income Taxes (“EIT”)

The Company is incorporated in Cayman Island as an offshore holding company and is not subject to tax on income or capital gain under the laws of Cayman Island.

Ostin BVI is incorporated in BVI as an offshore holding company and is not subject to tax on income or capital gain under the laws of BVI.

Ostin HK and Austin Optronics are established in Hong Kong and are subject to statutory income tax rate at 16.5%.

The PRC subsidiaries of the Company are subject to statutory income tax rate at 25%.

The Company’s main operating subsidiary in PRC was certified as a High and New Technology Enterprise (“HNTE”) and enjoys a preferential tax rate of 15% since 2013, and the HNTE certificate needs to be renewed every three years. The subsidiary was eligible for a 15% preferential tax rate for the six months ended March 31, 2024 and 2023. The Company has renewed its HNTE certificate in December 2022 and thus its validity extends to December 2025.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of September 30, 2023 and 2022, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the six months ended March 31, 2024 and 2023, respectively, and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from March 31, 2024.

Per the consolidated statements of income and comprehensive income, the income tax expenses for the Company can be reconciled to the income before income taxes for the six months ended March 31, 2024 and 2023 as follows:

	For the six months ended
	March 31,
	2024	2023
	(Unaudited)	(Unaudited)
Income before taxes excluded the amounts of loss incurring entities	$12	$12,877
PRC EIT tax rates	25%,15%	25%,15%
Tax at the PRC EIT tax rates	$3	$1,062
Tax effect of R&D expenses deduction	(110,759)	(165,682)
Tax effect of deferred tax recognized	-	7,534
Tax effect of non-deductible expenses	110,756	48,896
Income tax (benefit) provision	$-	$(108,189)

Income taxes for the six months ended March 31, 2024 and 2023 are attributed to the Company’s continuing operations in China and consisted of:

	For the six months ended
	March 31,
	2024	2023
	(Unaudited)	(Unaudited)
Current income tax	$(162)	$(115,723)
Deferred income tax	162	7,534
Total income tax (benefit) provision	$-	$(108,189)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of March 31, 2024 and September 30, 2023 are presented below:

	March 31,	September 30,
	2024	2023
	(Unaudited)
Deferred tax assets:
Allowance for credit losses	$95,556	$82,312
Inventory impairment provision	260,958	216,892
Other deductible temporary difference	(199,486)	(143,805)
Net operating loss carry-forward	450,612	445,937
valuation allowance for deferred income tax assets	(607,640)	(601,336)
Total	$-	$-

As of March 31, 2024 and September 30, 2023, allowance for the deferred tax assets was $607,640 and $601,336, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income, projections for future taxable income over the periods in which the deferred tax assets are deductible, and the scheduled reversal of deferred tax liabilities, Management believes that as of March 31, 2024, it is possible that the company may not realize the benefits of these deductible differences. According to the Corporate Income Tax Law of China, annual losses incurred by enterprises can be carried forward to subsequent years to offset future taxable income. The maximum carry-forward period is five years, but high-tech enterprises can extend this period to ten years as per regulations. As a high-tech enterprise, the group’s entities in China can carry forward losses incurred as of September 30, 2020, with a validity period until September 30, 2030. The Company’s affiliated entities in the PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances. As of March 31, 2024, the tax years for the Company’s affiliated entities in the PRC remain open for statutory examination by PRC tax authorities. There were no ongoing examinations by tax authorities as of March 31, 2024 and September 30, 2023.

NOTE 21 – COMMITMENT AND CONTINGENCIES

As of March 31, 2024, the Company had the following capital commitments under non-cancelable agreements related to construction in progress:

Future payments	Capital commitments
April 2024 to September 2024	$1,181,404
October 2024 to September 2025	299,137
October 2025 to September 2026	-
Thereafter	-
Total	$1,480,541

From time to time, the Company is involved in various legal proceedings, claims and other disputes arising from commercial operations, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on our consolidated financial position or results of operations or liquidity. As of March 31, 2024 and September 30, 2023, the Company had no pending legal proceedings outstanding.

NOTE 22 – DISAGGREGATED REVENUE

The following table presents revenue by major product categories for the six months ended March 31, 2024 and 2023, respectively:

	March 31, 2024		March 31, 2023
	Revenues Amount	As % of Revenues	Revenues Amount	As % of Revenues
	(In USD)		(In USD)
Revenue Category	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Display modules	$8,285,437	55%	$15,137,071	44%
Polarizers	5,983,816	40%	16,974,322	49%
Others (repair services)	703,795	5%	2,183,721	6%
Total	$14,973,048	100%	$34,295,114	100%

The revenue under category of others, are mostly from repairing services and mold product sales that have not become significant portion of the revenue for the six months ended March 31, 2024 and 2023.

NOTE 23 – SEGMENT REPORTING

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. All of the Company’s operating facilities and long-lived assets are in China, although the Company sells its products across different geographic regions. Based on management’s assessment, the Company has determined that it has only one operating segment as defined by ASC 280.

The following table presents revenues by geographic areas for the six months ended March 31, 2024 and 2023, respectively.

	March 31, 2024		March 31, 2023
	Revenues Amount	As % of Revenues	Revenues Amount	As % of Revenues
	(In USD)		(In USD)
Country/Region	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Mainland China	$14,641,702	98%	$33,524,738	98%
Hong Kong and Taiwan	331,346	2%	761,136	2%
Southeast Asia	-	-	9,240	-
Total	$14,973,048	100%	$34,295,114	100%

NOTE 24 – SUBSEQUENT EVENTS

On June 21, 2024, the company entered into a securities purchase agreement with Streeterville Capital, LLC, a Utah limited liability company relating to the issuance and sale of a senior unsecured convertible note in the principal amount of $1,360,000, at a purchase price of $1,250,000. The Note is convertible into class A ordinary shares, par value $0.0001 per share of the Company. On June 24, 2024, the Company completed its issuance and sale to the Buyer of the Note pursuant to the Securities Purchase Agreement. The gross proceeds from the sale of the Note were $1,250,000, prior to deducting transaction fees and estimated expenses. The Note bears a simple interest at a rate of 7% per annum. All outstanding principal and accrued interest on the Note will become due and payable on June 24, 2025 (the “Maturity Date”), which is twelve (12) months after the purchase price of the Note is delivered by the Buyer to the Company. The Note includes an original issue discount of $100,000, along with $10,000 for the Buyer’s legal fees, accounting costs, due diligence, monitoring, and other transaction costs incurred in connection with the purchase and sale of the Note. The Company may, at its election, prepay all or any portion of the Outstanding Balance under the Note prior to the Maturity Date at a cash price equal to 120% of the portion of the Outstanding Balance to be prepaid.

The Company issued 2,800,000 ordinary shares to MIDEA INTERNATIONAL CO., LIMITED through a private placement on January 31, 2024. After a 45-day holding period, these shares were registered with the SEC on June 28, 2024, and are now eligible for public trading.

On November 20, 2023, Beijing Su Hong Yuan Da Technology Co., Ltd. entered into an equity transfer agreement with Shenzhen Ou Xun Electronics Co., Ltd., under which Suhong Yuanda agreed to transfer 500,000 shares, representing 1% of Jiangsu Austin Optoelectronics Technology Co., Ltd., to Ou Xun for a total consideration of RMB1.3 million (RMB2.6 per share). According to the contract, Ou Xun was required to pay the full amount by June 30, 2024; failure to do so would result in the return of the 1% shareholding, with Ou Xun also obligated to assist in completing the necessary procedures. As of June 30, 2024, Ou Xun had not made the required payment, triggering the share return and cooperation provisions. Consequently, the Company believes Ou Xun is in breach of contract, rendering the contract legally unenforceable and thus terminated. As of August 23, 2024, Jiangsu Austin has not yet received the shares back from Shenzhen Ou Xun Electronics Co., Ltd., but expects to complete this process in the near future.

The Company has evaluated subsequent events to the balance sheet date of March 31, 2024 through August 23 2024, the issuance of the consolidated financial statements. No other material subsequent events except for the disclosed above.

NOTE 25 – CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (UNAUDITED)

The following is the condensed financial information of the Company on a parent company only basis.

OSTIN TECHNOLOGY GROUP CO., LTD.

PARENT COMPANY BALANCE SHEETS (IN U.S. DOLLARS) (UNAUDITED)

	As of March 31,	As of September 30,
	2024	2023

ASSETS
Cash and cash equivalents	$4,598	$10,336
Prepayments, deposits and other current assets	9,291,400	8,272,000
Investment in subsidiaries	13,340,885	13,340,885
Total assets	$22,636,883	$21,623,211

LIABILITIES AND SHAREHOLDERS’ EQUITY
Convertible notes	511,030	-
Accrued expenses and other current liabilities	24,625	55,000
Total liabilities	$535,655	$55,000

SHAREHOLDERS’ EQUITY
Class A ordinary share, $0.0001 par value, 4,991,000,000 shares authorized, 14,806,250 and 14,006,250 ordinary shares issued and outstanding as of March 31, 2024 and September 30, 2023	1,481	1,401
Class B ordinary share, $0.0001 par value, 8,000,000 shares authorized, 2,000,000 and 0 ordinary shares issued and outstanding as of March 31, 2024 and September 30, 2023	200	-
Preference share, $0.0001 per value, 1,000,000 shares authorized, 0 shares issued and outstanding as of March 31, 2024 and September 30, 2023	-	-
Additional paid-in capital	24,235,939	23,256,219
Retained earnings	(2,136,392)	(1,689,399)
Accumulated other comprehensive loss	-	-
Total equity of the Company’s shareholders	22,101,228	21,568,221
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$22,636,883	$21,623,221

 OSTIN TECHNOLOGY GROUP CO., LTD.

CONDENSED PARENT COMPANY STATEMENTS OF OPERATIONS AND

OTHER COMPREHENSIVE INCOME (UNAUDITED)

(IN U.S. DOLLARS)

	For the six months ended
	March 31,
	2024	2023

Operating expenses:
General and administrative expenses	$(424,073)	$(329,931)
Bank charges and others	(22,290)	-
Total operating expenses	(446,993)	(329,931)

Other non-business income
Net loss	$(446,993)	$(329,931)
Other comprehensive loss:

Total comprehensive loss	$(446,993)	$(329,931)

OSTIN TECHNOLOGY GROUP CO., LTD.

CONDENSED PARENT COMPANY STATEMENTS OF CASH FLOWS (UNAUDITED)

(IN U.S. DOLLARS)

	For the six months ended
	March 31,
	2024	2023

Cash Flows from Operating Activities:
Net loss	$(446,993)	$(329,931)
Changes in operating assets and liabilities:
Prepaid expenses and other receivables	(1,019,400)	325,000
Accrued expenses and current liabilities	(19,345)	-
Net cash used in operating activities	(1,485,738)	(4,931)

Cash Flows from Investing Activities:
Long-term investment	-	-
Net cash used in investing activities	-	-

Cash Flows from Financing Activities:
Net proceeds from private placement	980,000	-
Payments to related parties	-	-
Convertible notes	500,000	-

Net cash provided by financing activities	1,480,000	-

Effect of changes in currency exchange rates	-	-

Net decrease in cash and cash equivalents	(5,738)	(4,931)
Cash, cash equivalents and restricted cash at the beginning of year	10,336	17,673
Cash and cash equivalents and restricted cash at the end of year	$4,598	$12,742

(a) Basis of Presentation

Condensed financial information is used for the presentation of the Company, or the parent company. The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the cost method to account for investment in its subsidiaries.

The parent company’s condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.

(b) Shareholders’ Equity

The Company is authorized to issue 4,991,000,000 Class A ordinary shares of a par value of US$0.0001 each, 8,000,000 Class B ordinary shares of a par value of US$0.0001 each and 1,000,000 preference shares of a par value of US$0.0001 each. There are currently 16,806,250 issued and outstanding ordinary shares, including 14,806,250 Class A ordinary shares and 2,000,000 Class B ordinary shares. Mr. Tao Ling holds 12.89% of the Class A ordinary shares and 100% of the Class B ordinary shares through his wholly owned holding company, while Mr. Xiaohong Yin holds 6.5% of the Class A ordinary shares through his wholly owned holding company.

Share Surrender

In December 2020, an aggregate of 27,175,000 ordinary shares were surrendered by all our shareholders for no consideration and were then cancelled which in nature is a stock reverse split. As a result, the number of issued and outstanding ordinary shares decreased from 37,300,000 shares to 10,125,000 shares. All share information included in the consolidated financial statements and notes thereto have been retroactively adjusted as if such share surrender occurred on the first day of the first period presented.

Initial Public Offering

On April 29, 2022, the Company consummated its initial public offering of 3,881,250 ordinary shares, par value $0.0001 per share, including 506,250 additional ordinary shares issued pursuant to the full exercise of the underwriters’ over-allotment option, at a price of $4.00 per share, generating gross proceeds to the Company of $15,525,000 before deducting underwriting discounts and commissions and offering expenses. The offering was conducted on a firm commitment basis. After deducting underwriting discounts, commissions and expenses related to the offering, the Company recorded $12,409,022 (with $388 in par value and $12,408,634 in additional paid-in capital) net proceeds from its initial public offering.

Private placement

On January 31, 2024, OST entered into a Subscription Agreement for a private placement with MIDEA INTERNATIONAL CO., LIMITED. Pursuant to the Subscription Agreement, OST has agreed to issue and sell to the Purchaser 2,800,000 unregistered ordinary shares of the OST, at a purchase price equivalent to US$0.35 per share. OST will receive US$ 980,000 in proceeds from the Private Placement of these unregistered Ordinary Shares.

On March 28, 2024, according to the resolution of the shareholders’ meeting, the company issued 2 million Class B ordinary shares to SHYD Investment Management Limited at an issuance price of $0.0001 per share. No Dividends or other distributions shall be payable on the Class B Ordinary Shares.